UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2021

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi

Bangkok 10210, Thailand

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Enter Into Transfer Agreement

On November 1, 2021, Guardforce AI Co., Limited (the “Company”) entered into a Transfer Agreement (the “Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd., a company incorporated in Singapore (“Guardforce AI Singapore”). Pursuant to the Agreement, Guardforce AI Singapore will become a wholly owned subsidiary of the Company. The following diagram illustrates our corporate structure upon closing of the acquisition.

Change of Principal Executive Offices

Pursuant to the terms of the Agreement, the Company will relocate its principal executive offices from 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand to 10 Anson Road, #28-01 International Plaza, Singapore 079903 or such other address as maybe further determined, within Singapore.

Issuance of Press Release

On November 4, 2021, the Company issued a press release announcing its intention to relocate its headquarters from Thailand to Singapore as part of its acquisition of Guardforce AI Singapore Pte. Ltd, such move to be effected upon the closing of the acquisition which is expected to take place in mid-November.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release dated November 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2021	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 4, 2021

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